Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023

Greenfire Resources Ltd.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Greenfire Resources Ltd. (“Greenfire” or the “Company”) is dated November 14, 2023, which is the date this MD&A was approved by the Board of Directors of the Company, and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and notes for the period ended September 30, 2023, as well as the audited consolidated financial statements and notes for the year ended December 31, 2022 and the 2022 annual MD&A for Greenfire Resources Inc, (“GRI”) the predecessor company prior to the business combination further described below. The financial statements, including the comparative figures, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Greenfire is based in Canada with the Company’s registered office located in Calgary, Alberta. The Company’s principal business is the sustainable production and development of upstream energy resources from the oil sands in Canada, using in situ thermal oil production extraction techniques such as steam assisted gravity drainage (“SAGD”). Since 2020, Greenfire and its predecessors have acquired multiple assets through a sequence of business combinations and amalgamations. The assets acquired pursuant to such acquisitions are currently held in a newly formed partnership structure within Greenfire.

Greenfire Acquisition Corporation (“GAC”) was incorporated on November 2, 2020 for the purpose of acquiring the Hangingstone Demonstration Facility (the “Demo Asset”). On April 5, 2021, GAC acquired the Demo Asset and was subsequently amalgamated with Greenfire Resources Operating Corporation (“GROC”), a wholly owned subsidiary of the Company. The Demo Asset is a SAGD bitumen production facility with an estimated debottlenecked capacity of 7,500 bbls/d.

On September 17, 2021, GROC acquired all of the issued and outstanding shares of Japan Canada Oil Sands Limited (“JACOS”). JACOS’s primary asset was a 75% working interest in the Hangingstone Expansion Facility (the “Expansion Asset”). The Expansion Asset is a SAGD bitumen production facility with an estimated gross debottlenecked capacity of 35,000 bbls/d, located approximately five kilometers to the southeast of the Demo Asset.

On December 14, 2022, GRI and M3-Brigade Acquisition III Corp. (“MBSC”), a New York Stock Exchange (“NYSE”) listed special purpose acquisition company, entered into a definitive agreement for a business combination (the “De-Spac Transaction”), which valued Greenfire at US$950.0 million total enterprise value. The De-Spac Transaction was consummated on September 20, 2023 and Greenfire’s common shares commenced trading on the NYSE under the symbol “GFR”.

This MD&A contains forward-looking information based on the Company’s current expectations and projections. For information on the material factors and assumptions underlying such forward-looking information, refer to the “Forward Looking Statements” section within this MD&A.

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Production volumes and per unit statistics are presented throughout this MD&A on a “net of the Company’s working interest” and “before royalty basis”.

Dollar per barrel ($/bbl) figures are based upon sold bitumen barrels unless otherwise noted. The Company monitors and reviews financial information on a per barrel basis for comparability to prior period results and to analyze the Company’s competitiveness relative to its peer group.

All financial information included in this MD&A is presented in Canadian dollars (“CAD”), unless otherwise noted. Certain dollar amounts have been rounded to the nearest million dollars or thousand dollars, as noted, and tables may not add due to rounding.

The Company’s non-GAAP Measures are detailed in the non-GAAP Measures section of this report. They include, adjusted EBITDA, adjusted EBITDA per barrel ($/bbl), adjusted funds flow, adjusted funds flow per barrel ($/bbl), adjusted working capital and net debt.

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CONTENTS

1	THIRD QUARTER 2023 AND YEAR TO DATE HIGHLIGHTS		5
2	OPERATIONAL UPDATE		8
3	DE-SPAC TRANSACTION		9
4	RESULTS OF OPERATIONS		11
	4.1	Production	11
	4.2	Commodity Prices	11
	4.3	Oil Sales	12
	4.4	Royalties	13
	4.5	Risk Management Contracts	14
	4.6	Diluent Expense	16
	4.7	Transportation and Marketing Expense	16
	4.8	Operating Expenses	17
	4.9	General & Administrative Expenses	18
	4.10	Stock-based Compensation	18
	4.11	Interest and Finance Expenses	19
	4.12	Depletion and Depreciation	19
	4.13	Exploration Expenses	20
	4.14	Other (Income) and Expense	20
	4.15	Foreign Exchange Loss (Gain)	21
	4.16	Transaction Costs	21
	4.17	Gain on Revaluation of Warrants	22
	4.18	Net Income (Loss) and Comprehensive Income (Loss) and Adjusted EBITDA	22
5	CAPITAL RESOURCES AND LIQUIDITY		24
	5.1	Long Term Debt	24
	5.2	Senior Credit Facility	24
	5.3	Restricted Cash and Letter of Credit Facilities	25
	5.4	Working Capital (Deficit) and Adjusted Working Capital	25
	5.5	Share Capital and Warrant Liability	26
	5.6	Cash Flow Summary	26
	5.7	Property, Plant and Equipment Expenditures	27
	5.8	Cash Provided by Operating Activities and Adjusted Funds Flow	28
6	NON-GAAP MEASURES		29
7	COMMITMENTS AND CONTINGENCIES		32
8	ACCOUNTS RECEIVABLE		32
9	CRITICAL ACCOUNTING POLICIES AND ESTIMATES		32
10	OFF-BALANCE SHEET ARRANGEMENTS		33
11	FORWARD LOOKING STATEMENTS		33
12	ADDITIONAL INFORMATION		34
13	CORPORATE INFORMATION		35

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1	THIRD QUARTER 2023 AND YEAR TO DATE HIGHLIGHTS

Third Quarter 2023 Corporate Highlights:

●	The De-Spac Transaction with MBSC was consummated on September 20, 2023 and Greenfire’s common shares commenced trading on the NYSE under the symbol “GFR”.

●	Concurrently with the closing of the De-Spac Transaction, the Company completed a refinancing of GRI’s 12.0% Senior Secured Notes due 2025 (the “2025 Notes”) and the indenture governing the 2025 Notes was satisfied and discharged. As part of that refinancing, the Company issued US$300.0 million aggregate principal amount of 12.0% Senior Secured Notes due 2028 (the “New Notes”).

●	In addition, the Company entered into a credit agreement with a Canadian bank and other financial institutions as lenders to provide senior secured extendable revolving and term credit facilities (“Senior Credit Facility”) in an aggregate principal amount of $50.0 million, comprised of an operating facility and a syndicated facility.

●	Subsequent to September 30, 2023, the Company entered into an unsecured $55.0 million letter of credit facility with a Canadian bank that is supported by a performance security guarantee from Export Development Canada (“EDC Facility”). The EDC facility replaces the cash collateralized Credit Facility resulting in a release of $43.2 million of the restricted cash as at September 30, 2023.

●	On October 2, 2023, Greenfire appointed Tony Kraljic as the Chief Financial Officer of the Company.

Third Quarter 2023 Operational and Financial Highlights:

●	The Company produced 14,670 bbls/d for the three months ended September 30, 2023, compared to 17,848 bbls/d from the same period of 2022. The decrease in production was mainly due to declining reservoir pressure at the Expansion Asset, resulting from short-term limitations of non-condensable gas (“NCG”) available for co-injection from the natural gas provider, unplanned field downtime due to consecutive external power grid outages and planned well reductions and well shut-ins to facilitate the Refill Wells(1) drilling program.

●	Oil sales for the three months ended September 30, 2023 were $161.0 million, which was lower than $209.6 million in the same period of 2022, primarily due to lower WCS benchmark oil prices and lower production.

●	Operating expenses during the three months ended September 30, 2023 were $38.4 million, compared to $36.5 million in the same period in 2022. The higher operating expenses in 2023 was mainly due to the planned minor turnaround, while the planned major turnaround conducted every four years was capitalized in 2022, higher greenhouse gas emission fees, inflationary pressures on the costs of good and services, partially offset by lower energy operating expenses in 2023. Operating expenses per barrel during the three months ended September 30, 2023 were $29.12/bbl compared to $22.38/bbl in the same period in 2022, mainly due to lower sales volumes in 2023.

(1)	A Refill Well is an infill well that has been drilled via a re-entry from the existing producer well to produce the pre-heated bitumen between SAGD well pairs.

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●	Cash provided by operating activities during the three months ended September 30, 2023 was $41.9 million, compared to cash provided by operating activities of $49.2 million in the same period of 2022. Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow(1), which is a non-GAAP measure. Adjusted funds flow(1) for the three months ended September 30, 2023 was $26.6 million, compared to $15.2 million for the same period in 2022.

●	Net income (loss) and comprehensive income (loss) during the three months ended September 30, 2023 was a net loss of $138.7 million, compared to net income of $111.6 million in the same period in 2022. Net income (loss) and comprehensive income (loss) is an IFRS measure, which is the most directly comparable GAAP measure for adjusted EBITDA(1), which is a non-GAAP measure. Adjusted EBITDA(1) for the three months ended September 30, 2023 was $46.4 million compared to $38.7 million for the same period of 2022.

●	Property, plant and equipment expenditures were $9.6 million for the three months ended September 30, 2023, compared to $14.3 million for the same period of 2022.

Year to Date 2023 Operational and Financial Highlights:

●	The Company produced 17,742 bbls/d for the nine months ended September 30, 2023, compared to 20,814 bbls/d from the same period in 2022. The decrease in production was mainly due to declining reservoir pressure at the Expansion Asset, resulting from short-term limitations of NCG availability for co-injection from the natural gas provider, unplanned field downtime due to consecutive external power grid outages and planned well reductions and well shut-ins to facilitate the Refill Wells drilling program.

●	Oil sales for the nine months ended September 30, 2023 were $514.2 million, which was lower than $818.1 million in the same period of 2022, primarily due to lower WCS benchmark oil prices and lower production.

●	Operating expenses during the nine months ended September 30, 2023 were $113.9 million, compared to $118.4 million in the same period in 2022. The lower operating expenses in 2023 was due to lower energy operating expenses in 2023, partially offset by higher non-energy operating expenses related to the expensing of the 2023 planned minor turnaround, while the planned major turnaround was capitalized in 2022, higher greenhouse gas emission fees, and inflationary pressures on the costs of good and services. Operating expenses per barrel during the nine months ended September 30, 2023 were $23.42/bbl compared to $20.71/bbl in the same period of 2022 mainly due to lower sales volumes in 2023.

●	Cash provided by operating activities during the nine months ended September 30, 2023 was $61.0 million, compared to cash provided by operating activities of $147.4 million in the same period of 2022. Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow(1), which is a non-GAAP measure. Adjusted funds flow(1) for the nine months ended September 30, 2023 was $48.7 million, compared to $119.6 million for the same period in 2022.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

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●	Net income (loss) and comprehensive income (loss) during the nine months ended September 30, 2023 was a net loss of $131.0 million, compared to net income of $62.7 million in the same period in 2022. Net income (loss) and comprehensive income (loss) is an IFRS measure, which is the most directly comparable GAAP measure for adjusted EBITDA(1), which is a non-GAAP measure. Adjusted EBITDA(1) for the nine months ended September 30, 2023 was $93.9 million compared to $185.5 million for the same period of 2022.

●	Property, plant and equipment expenditures were $14.0 million for the nine months ended September 30, 2023, compared to $27.2 million for the same period of 2022.

Financial & Operational Highlights

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Expansion Asset
Bitumen production (bbls/d)	11,052	14,926	13,745	17,169
Demo Asset
Bitumen production (bbls/d)	3,618	2,922	3,997	3,645

Consolidated
Bitumen production (bbls/d)	14,670	17,848	17,742	20,814

Oil sales	160,967	209,550	514,240	818,108
Oil sales ($/bbl)	89.86	97.37	74.86	104.72

Operating Expenses	38,442	36,507	113,881	118,397
Operating Expenses ($/bbl)	29.12	22.38	23.42	20.71

Cash provided (used) by operating activities	41,873	49,161	61,017	147,381
Property, plant and equipment expenditures	9,587	14,325	14,015	27,229
Adjusted funds flow(1)	26,587	15,228	48,674	119,608

Net Income (loss) and Comprehensive Income (Loss)	(138,689)	111,594	(131,014)	62,708
Per share – basic	(2.72)	2.28	(2.64)	1.28
Per share – diluted	(2.72)	2.14	(2.64)	1.20
Adjusted EBITDA(1)	46,434	38,651	93,882	185,505

Common shares outstanding, end of period	68,642,515	48,911,674	68,642,515	48,911,647
Weighted average shares outstanding- diluted	54,333,894	52,189,238	52,911,979	51,189,238

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

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Liquidity and Balance Sheet

	September 30,	December 31,
As at ($ thousands)	2023	2022
Cash and cash equivalents	65,976	35,363
Restricted cash	43,779	35,313
Available credit facilities(1)	42,416	7,000
Face value of Long-term debt(2)	405,600	295,173

(1)	Includes available credit under Greenfire’s Senior Credit Facility.
(2)	As at September 30, 2023, the New Notes were translated in Canadian dollars as at period end exchange rates.

2	OPERATIONAL UPDATE

Expansion Asset

●	As of the date of this MD&A, Greenfire successfully drilled five extended reach Refill wells at the Expansion Asset, which are in the process of increasing production volumes.

●	Limitations on NCG deliverability for co-injection have resulted in a reduction in reservoir pressure and impacted production rates in 2023. Greenfire is implementing proven NCG co-injection techniques to increase reservoir pressure, similar to those successfully executed by the Company at the adjacent Demo Asset and by other operators at various SAGD assets.

●	The Company has implemented NCG debottlenecking initiatives, including the installation of an NCG co-injection compressor, which is expected to be fully commissioned by the end of November 2023. This compressor, along with other ongoing NCG debottlenecking initiatives, are expected to deliver NCG at a more reliable pressure and higher rates for co-injection to further accelerate the timeline to enhance reservoir pressure at the Expansion Asset.

●	The Greenfire Board of Directors has approved the acceleration of the five Refill Wells drilling program at Pad 2, which commenced drilling in November 2023 and will extend into early 2024.

Demo Asset

●	At the Demo Asset, the disposal well has been shut in since the beginning of October 2023 as it is undergoing repairs to restore injectivity. Bitumen production at the Demo Asset will be temporarily impacted by approximately 1,000 bbls/d until the disposal well can be restored or another disposal well is drilled.

Consolidated

●	To facilitate Greenfire’s continuous drilling program at both the Expansion Asset and the Demo Asset, the Company has entered into a 2-year drilling contract with an established SAGD drilling contractor in Western Canada, under which the Company has committed to drill 550 days over 2 years.

●	The Company’s consolidated 2023 capital budget remains unchanged at $34 million, as the acceleration of drilling plans at the Expansion Asset are offset by the deferral of certain facility spending.

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●	For November 2023 to date, consolidated net production was approximately 17,000 bbls/d, which includes incremental production from the new extended reach Refill wells as well as an initial increase in reservoir pressure at the Expansion Asset, partly offset by reduced production at the Demo Asset owing to the temporary shut-in of the disposal well.

3	DE-SPAC TRANSACTION

On September 20, 2023, Greenfire, GRI, MBSC, DE Greenfire Merger Sub Inc. (“DE Merger Sub”) and 2476276 Alberta ULC (“Canadian Merger Sub”), completed a business combination (the “De-Spac Transaction”) pursuant to a business combination agreement dated December 14, 2022, as amended (the “Business Combination Agreement”) with MBSC. DE Merger Sub and Canadian Merger Sub were incorporated for the purposes of completing the De-Spac Transaction.

Pursuant to the De-Spac Transaction (i) Canadian Merger Sub amalgamated with and into GRI pursuant to a statutory plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (Alberta), with GRI continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire and (ii) DE Merger Sub merged with and into MBSC pursuant to a Delaware statutory merger (the “Merger) with MBSC continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire.

As a result of the De-Spac Transaction, the following occurred:

●	Of the GRI 8,937,518 common shares outstanding, 7,996,165 were converted to 43,690,534 common shares of Greenfire and 941,353 were cancelled in exchange for cash consideration of $70.8 million. Cash consideration was comprised of a dividend paid of $59.4 million and $11.4 million for shares repurchased and cancelled by the Company. The $70.8 million cash consideration was recorded as a reduction to retained earnings.

●	312,500 outstanding GRI bondholder warrants were exchanged for 3,225,810 GRI common shares of which 2,886,048 were converted to 15,769,183 common shares of Greenfire and 339,245 were cancelled in exchange for cash consideration of $25.5 million. This $25.5 million was recorded as a reduction to retained earnings. In conjunction with the share conversion and cancellation, $43.5 million was reclassified from contributed surplus to share capital ($38.9 million) and retained earnings ($4.6 million).

●	Of the 739,912 GRI performance warrants outstanding, 661,971 were converted into 3,617,016 Greenfire performance warrants and 77,941 were cancelled for cash consideration of $4.5 million, which was the fair value of the warrants. The $4.5 million was recorded as a reduction to retained earnings. In conjunction with the cancellation, $1.2 million was reclassified from contributed surplus to retained earnings.

●	Greenfire issued an additional 5,000,000 Greenfire warrants to former GRI shareholders, GRI bond warrant holders and performance warrant holders that entitle the holder of each warrant to purchase one common share of Greenfire. The warrants were recorded as a warrant liability on the condensed interim consolidated balance sheet.

●	755,707 MBSC Class A common shares held by MBSC’s public shareholders were converted into 755,707 Greenfire common shares.

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●	4,250,000 Class B MBSC common shares were converted into 4,250,000 Greenfire common shares.

●	MBSC redeemed 10,000,000 MSBC public warrants for cash consideration of $6.7 million (US$5.0 million) and was deemed a liability in the listing expense.

●	2,526,667 MBSC private placements warrants were converted into 2,526,667 Greenfire warrants, which were recorded as a warrant liability on the condensed interim consolidated balance sheet.

●	Concurrent with the execution of the Business Combination Agreement, the Company and MBSC had entered into subscription agreements with certain investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase Class A common shares of MBSC at a purchase price of US$10.10 per share. MBSC issued 4,177,091 Class A common shares to the PIPE Investors for proceeds of $56.6 million (US$42.2 million) which were converted into Greenfire common shares at the closing of the De-Spac Transaction.

Greenfire has been identified as the acquirer for accounting purposes under IFRS 3. As MBSC does not meet the definition of a business under IFRS 3 Business Combination, the transaction is accounted for pursuant to IFRS 2 Share Based Payment. On closing of the De-Spac Transaction, the Company accounted for the excess of the fair value of Greenfire common shares issued to MBSC shareholders as consideration, over the fair value of MBSC’s identifiable net assets at the date of closing, resulting in CAD$110.7 million (US$82.5 million) being recognized as a listing expense. The fair value of MBSC Class B common shares exchanged for Greenfire common shares was measured at the market price of MBSC’s publicly traded Class B common shares on September 20, 2023 which was US$9.37 per share. The fair value of MBSC Class A common shares exchanged for Greenfire common shares was measured at the market price of MBSC’s publicly traded Class B common shares on September 20, 2023, which was US$9.37 per share. As part of the De-Spac Transaction, Greenfire acquired marketable securities held in trust, prepaid expenses, accrued liabilities, taxable payable, other liabilities, warrant liability and deferred underwriting fees. The following table reconciles the elements of the listing expense.:

($thousands)
Total fair value of consideration deemed to have been issued by Greenfire:
4,250,000 MBSC Class B common shares at US$9.37 per common share (US$39.8 million)	$53,454
755,707 MBSC Class A common shares at US$9.37 per common share (US$7.8 million)	$9,505

Less the following:
Fair value of identifiable net assets of MBSC
Marketable securities held in Trust Account	10,485
Prepaid expenses and deposits	8
Accounts payable and accrued liabilities	(16,262)
Warrant Liability	(17,959)
Other liability	(5,369)
Deferred underwriting fee	(13,422)
Taxes payable	(5,226)
Fair value of identifiable net assets of MBSC	(47,745)
Total listing expense	$110,704

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4	RESULTS OF OPERATIONS

4.1 Production

The Company’s average bitumen production of 14,670 bbls/d for the three months ended September 30, 2023 was lower than 17,848 bbls/d from the same period in 2022. At the Expansion Asset, net average bitumen production of 11,052 bbls/d for the three months ended September 30, 2023 was lower than 14,926 bbls/d from the same period in 2022, mainly due to a combination of declining reservoir pressure resulting from short-term limitations of NCG availability for co-injection from the natural gas provider, unplanned field downtime due to consecutive external power grid outages and planned well reductions and well shut-ins to facilitate the Refill Wells drilling program. At the Demo Asset, average bitumen production of 3,618 bbls/d for the three months ended September 30, 2023 was higher than 2,922 bbls/d from the same period in 2022 mainly due to the continued optimizing of water disposal wells that debottlenecked water handling capabilities.

The Company’s average bitumen production of 17,742 bbls/d for the nine months ended September 30, 2023 was lower than 20,814 bbls/d from the same period in 2022. At the Expansion Asset, net average bitumen production of 13,745 bbls/d for the nine months ended September 30, 2023 was lower than 17,169 bbls/d from the same period in 2022, mainly due to a combination of declining reservoir pressure resulting from short-term limitations of NCG availability for co-injection from the natural gas provider, unplanned field downtime due to consecutive external power grid outage and planned well reductions and well shut-ins to facilitate the Refill Wells drilling program. At the Demo Asset, average bitumen production of 3,997 bbls/d for the nine months ended September 30, 2023 was higher than 3,645 bbls/d from the same period in 2022, mainly due to the continued optimization of water disposal wells that debottlenecked water handling capabilities.

Bitumen Production and Oil Sales

	Three months ended September 30,		Nine months ended September 30,
(Average barrels per day, unless otherwise noted)	2023	2022	2023	2022
Bitumen Production - Expansion Asset	11,052	14,926	13,745	17,169
Bitumen Production - Demo Asset	3,618	2,922	3,997	3,645
Total Bitumen Production	14,670	17,848	17,742	20,814
Total Diluted Bitumen Sales	18,503	20,451	24,158	24,972
Total Non-diluted Bitumen Sales	969	2,941	1,006	3,644
Total Sales Volumes	19,472	23,392	25,164	28,616

4.2 Commodity Prices

The prices received for Greenfire’s crude oil production directly impact earnings, cash flow and financial position.

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Benchmark Commodity Pricing

	Three months ended September 30,		Nine months ended September 30,
Benchmark Pricing	2023	2022	2023	2022
Crude oil (US$/bbl)
WTI(1)	82.26	91.55	77.39	98.09
WCS differential to WTI	(12.91)	(19.86)	(17.64)	(15.73)
WCS(2)	69.35	71.69	59.75	82.36
Condensate at Edmonton	78.00	87.26	76.80	97.33

Natural gas ($/GJ)
AECO 5A	2.46	3.95	2.61	5.10

Electricity ($/MWh)
Alberta power pool	151.18	221.90	150.82	144.62

Foreign exchange rate(3)
US$:CAD$	1.3410	1.3059	1.3453	1.2829

(1)	As per NYMEX oil futures contract
(2)	Reflects heavy oil prices at Hardisty, Alberta
(3)	Annual or quarterly average exchange rates as per the Bank of Canada.

WCS

Revenue from Greenfire’s bitumen production is closely linked to WCS, the pricing benchmark for Canadian heavy oil at Hardisty, Alberta. WCS trades at a discount to WTI known as the WCS differential, which fluctuates based on heavy oil production, inventory levels, infrastructure egress capacity, and refinery demand in Canada and the United States, among other factors.

Condensate

In order to facilitate pipeline transportation of Greenfire’s produced bitumen, the Company uses condensate as diluent for blending at the Expansion Asset, which is from Edmonton and delivered via the Inter Pipeline Polaris Pipeline. The price of condensate is historically within approximately 5% of the price of WTI and is typically higher in winter months owing to increased diluent requirements in colder temperatures relative to warmer summer months. The Edmonton Condensate (C5+) price for the three months ended September 30, 2023 was US$78.00/bbl, compared to US$87.26/bbl during the same period in 2022. The C5+ price for the nine months ended September 30, 2023 was US$76.80/bbl, compared to US$97.33/bbl during the same period in 2022. The lower condensate pricing for the third quarter and the first nine months of 2023 relative to the same period in 2022 was correlated to lower WTI pricing combined with a reduction in regional demand.

4.3 Oil Sales

Oil Sales

Greenfire’s oil sales include blended bitumen sales from the Expansion Asset and non-diluted bitumen sales from the Demo Asset. At the Demo Asset each barrel can be transported to several locations, including both pipeline and rail sales points, depending on the economics of each option at the time of sale. During mid-October 2022, the Company commissioned a bitumen truck off-loading facility (“Truck Rack”) at the Expansion Asset that can receive up to approximately 5,000 bbls/d of bitumen production (non-diluted bitumen) from the Demo Asset that is blended with the Expansion Asset production and sold via pipeline.

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During the three months ended September 30, 2023, the Company recorded oil sales of $161.0 million, compared to $209.6 million during the same period in 2022. Lower oil sales were a result of lower WCS benchmark oil prices and lower production.

During the nine months ended September 30, 2023, the Company recorded oil sales of $514.2 million, compared to $818.1 million during the same period in 2022. Lower oil sales were a result of lower WCS benchmark oil prices and lower production.

Oil Sales

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Oil Sales	160,967	209,550	514,240	818,108
- ($/bbl)	89.86	97.37	74.86	104.72

4.4 Royalties

Royalties paid by the Company are crown royalties to the Province of Alberta. Alberta oil sands royalty projects are based on government prescribed pre and post payout(1) royalty rates, which are determined on a sliding scale using the Canadian dollar equivalent WTI benchmark price.

Royalties for a pre-payout project are based on a monthly calculation that applies a royalty rate (ranging from one percent to nine percent, based on the Canadian dollar equivalent WTI benchmark price) to the gross revenues from the project. Gross revenues are a function of sales revenues less diluent costs and transportation costs. The Expansion Asset is a pre-payout project.

Royalties for a post-payout project are based on an annualized calculation that uses the greater of: (1) the gross revenues multiplied by the applicable royalty rate (one percent to nine percent, based on the Canadian dollar equivalent WTI benchmark price); or (2) the net revenues of the project multiplied by the applicable royalty rate (25 percent to 40 percent, based on the Canadian dollar equivalent WTI benchmark price). Net revenues are a function of sales revenues less diluent costs, transportation costs, and allowable operating and capital costs. While the Demo Asset is a post-payout project, due to the carry forward of previous years costs, it is currently assessed under scenario (1) discussed above. The Company’s Demo Asset may become assessable under scenario (2) in 2024, depending on actual production performance, oil prices and costs.

Royalties for the three months ended September 30, 2023 of $5.60/bbl were lower compared to the same period in 2022 at $7.33/bbl, primarily due to lower WTI benchmark oil prices.

Royalties for the nine months ended September 30, 2023 of $3.64/bbl were lower compared to the same period in 2022 at $7.45/bbl, primarily due to lower WTI benchmark oil prices.

(1)	The payout status will either be pre-payout (when cumulative costs exceed cumulative revenues) or post-payout (once cumulative revenues first equal or exceed cumulative costs).

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Royalties

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Royalties	7,387	11,959	17,682	42,587
- ($/bbl)	5.60	7.33	3.64	7.45

4.5 Risk Management Contracts

The Company is exposed to commodity price risk on its oil sales and energy operating costs due to fluctuations in market prices. The Company executes a risk management program that is primarily designed to reduce the volatility of revenue and cash flow and ensure sufficient cash flows to service debt obligations and fund the Company’s operations. The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity swaps. The Company does not use financial derivatives for speculative purposes.

As at September 30, 2023, the Company’s obligations under the indenture governing the New Notes, as outlined in subsection 5.1 Long Term Debt, includes a requirement to maintain twelve consecutive months of commodity hedges on WTI for not less than 50% of the hydrocarbon output under the proved developed producing reserves forecast in the most recent reserves report, as determined by a qualified and independent reserves evaluator. The hedging obligation is in place until the aggregate principal amount of the New Notes outstanding is at or below US$100.0 million, at which point, the Company will no longer be required to enter into subsequent commodity hedges. In the event that WTI is equal or less than US$55/bbl for such month being hedged, the Company is not required to hedge for that month.

The Company’s commodity price risk management program does not involve margin accounts that require posting of margin, including in scenarios of increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

Financial contracts

The Company’s financial risk management contracts are subject to master netting agreements that create the legal right to settle the instruments on a net basis. The fair value of the risk management contracts resulted in a net current liability of $18.5 million at September 30, 2023.

Greenfire Resources Ltd.	2023 Q3 Management’s Discussion and Analysis | 14

The following table summarizes the gross asset and liability positions of the Company’s individual risk management contracts that are offset in the consolidated balance sheets:

Financial Management Contracts

	As at September 30,		As at December 31,
	2023		2022
($ thousands)	Asset	Liability	Asset	Liability
Gross amount	-	(18,452)	21,375	(48,379)
Amount offset	-	-	(21,375)	21,375
Risk management contracts	-	(18,452)	-	(27,004)

Financial contracts settled in the period result in realized gains or losses based on the market price compared to the contract price and the notional volume outstanding. Changes in the fair value of unsettled financial contracts are reported as unrealized gains or losses in the period as the forward markets for commodities fluctuate and as new contracts are executed.

Outstanding Financial Risk Management Contracts at September 30, 2023

	WTI -Costless Collar			WTI- Put Options			Natural Gas-Fixed Price Swaps
Term	Volume (bbls)	Put Strike Price (US$/bbl)	Call Strike Price (US$/bbl)	Volume (bbls)	Strike Price (US$/bbl)	Option Premium ($US/bbl)	Volume (GJs)	Swap Price (CAD$/GL)
Q4 2023	742,337	$50.00	$108.25	371,169	$50.00	$5.90	305,000	$2.97
Q1 2024	877,968	$60.00	$77.00	-	-	-	455,000	$2.97
Q2 2024	877,968	$60.00	$74.55	-	-	-	-	-

Financial Risk Management Contracts subsequent to September 30, 2023

	WTI -Costless Collar
Term	Volume (bbls)	Put Strike Price (US$/bbl)	Call Strike Price (US$/bbl)
Q3 2024	887,800	$62.00	$92.32
Q4 2024	299,150	$62.00	$92.32

Realized and Unrealized Risk Management Contracts

In the three months ended September 30, 2023, the Company recorded total risk management contract losses of $7.6 million compared to total risk management contract gains of $81.8 million for the same period in 2022. The realized risk management contracts loss for the three months ended September 30, 2023 was nil ($37.6 million realized loss in the same period of 2022) as market prices for WTI settled at levels within the Company’s risk management contracts during the quarter. The unrealized loss on risk management contracts of $7.6 million for the three months ended September 30, 2023 ($119.4 million unrealized gain in the same period of 2022) was primarily a result of the market prices for WTI settling at levels above the call strike price of the Company’s risk management contracts during the quarter.

Greenfire Resources Ltd.	2023 Q3 Management’s Discussion and Analysis | 15

In the nine months ended September 30, 2023, the Company recorded total risk management contract gains of $1.6 million compared to total risk management contract losses of $123.7 million for the same period in 2022. The realized risk management contracts loss for the nine months ended September 30, 2023 of $7.0 million ($128.7 million realized loss in the same period of 2022) was primarily a result of the market prices for WTI settling at levels above those set in the Company’s risk management contracts outstanding during the first nine months of 2022, partially offset by gains due to the widening of WCS differentials. The unrealized gain on risk management contracts of $8.6 million for the nine months ended September 30, 2023 ($4.9 million unrealized gain in the same period of 2022) was primarily a result of the settlement of the risk management contracts realized during the first nine months of 2023.

Realized and Unrealized Gain (Loss) on Commodity Price Risk Management Contracts

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2023	2022	2023	2022
Realized gain (loss)	-	(37,608)	(6,957)	(128,651)
Unrealized gain (loss)	(7,605)	119,360	8,552	4,949
Risk management contracts gains (losses)	(7,605)	81,752	1,595	(123,702)

4.6 Diluent Expense

In order to facilitate pipeline transportation of bitumen, the Company uses condensate as diluent for blending at the Expansion Asset and for trucked volumes from the Demo Asset that are delivered to the Truck Rack that is located at the Expansion Asset. Greenfire’s diluent expense includes the cost of diluent plus the pipeline transportation of the diluent from Edmonton to the Expansion Asset facility via the Inter Pipeline Polaris Pipeline.

The Company’s diluent expense for the three months ended September 30, 2023 was $7.37/bbl, which was lower than the comparative period in 2022 at $9.29/bbl. Diluent expense for the nine months ended September 30, 2023 was $15.99/bbl, which was higher than the comparative period in 2022 at $10.96/bbl. The factors driving the lower diluent pricing are discussed in subsection 4.2 Commodity Prices.

Diluent Expense

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Diluent expense	52,089	65,893	227,972	282,069
- ($/bbl)	7.37	9.29	15.99	10.96

4.7 Transportation and Marketing Expense

Transportation expense at the Expansion Asset includes the costs to move production from the facility to the sales point in Edmonton, Alberta, via the Enbridge Lateral Pipeline and Enbridge Waupisoo Pipeline. At the Demo Asset, transportation expenses relate to the trucking of bitumen from the facility to various pipeline and rail sales points, including to the Truck Rack at the Expansion Asset facility.

Greenfire has entered into exclusive marketing contracts with a large reputable international energy marketing company (the “Petroleum Marketer”). The exclusive marketing services at the Expansion Asset expire in October 2028 and include the purchase of all blended bitumen produced, the supply of all diluent and the facilitation of all pipeline transportation and storage costs. The exclusive marketing services at the Demo Asset expire in April 2026 and include the purchase of all bitumen produced, and the facilitation of all bitumen transportation. In addition to the marketing fees, production at the Demo Asset is further subject to additional costs associated with the marketing contract that include royalty incentive and performance fees.

Greenfire Resources Ltd.	2023 Q3 Management’s Discussion and Analysis | 16

The Company’s transportation and marketing expense for the three months ended September 30, 2023 was $9.69/bbl which was higher than the comparative period in 2022 of $9.41/bbl, mainly due to a higher amount of fixed oil transportation costs allocated to lower sales volumes during the third quarter of 2023, partially offset by lower oil transportation costs at the Demo Asset from utilizing the Truck Rack.

Transportation and marketing expense for the nine months ended September 30, 2023 was $8.72/bbl, which was slightly lower than the comparative period in 2022 at $8.97/bbl primarily due to lower oil transportation costs at the Demo Asset from utilizing the Truck Rack.

Transportation and Marketing Expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Marketing fees(1)	2,509	2,711	8,515	9,574
Oil transportation expense	10,286	12,629	33,881	41,702
Transportation and marketing	12,796	15,340	42,396	51,276

Marketing fees(1) ($/bbl)	1.90	1.66	1.75	1.67
Oil transportation expense ($/bbl)	7.79	7.74	6.97	7.29
Transportation and marketing ($/bbl)	9.69	9.41	8.72	8.97

(1)	Marketing fees include marketing fees paid to the Petroleum Marketer and terminal fees.

4.8 Operating Expenses

Operating expenses include energy operating expenses and non-energy operating expenses. Energy operating expenses reflect the cost of natural gas to generate steam and to increase reservoir pressure through injection to enhance oil recovery and electricity to operate the Company’s facilities. Non-energy operating expenses relate to production-related operating activities, including staff, contractors and associated travel and camp costs, chemicals and treating, insurance, equipment rentals, maintenance and site administration, among other costs.

The Company’s energy operating expenses for the three months and nine months ended September 30, 2023 were $9.85/bbl and $9.13/bbl, respectively, which was lower than the comparative periods in 2022 of $11.49/bbl and $11.04/bbl, respectively. The lower per barrel energy operating expenses in 2023, were primarily related to lower natural gas and power prices partially offset by lower production volumes.

The Company’s non-energy operating expenses for the three months and nine months ended September 30, 2023 were $19.27/bbl and $14.29/bbl, respectively, which was higher than the comparative periods in 2022 of $10.89/bbl and $9.67/bbl, respectively. The higher per barrel non-energy operating expenses in 2023 was primarily the result of the planned minor turnaround, the recognition of higher greenhouse gas emission fees, as well as inflationary pressures on the costs of goods and services combined with lower sales volumes, for the three months and nine months ended September 30, 2023.

Greenfire Resources Ltd.	2023 Q3 Management’s Discussion and Analysis | 17

Operating Expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Operating expenses - energy	13,006	18,740	44,402	63,131
Operating expenses - non-energy	25,436	17,767	69,479	55,266
Operating expenses	38,442	36,507	113,881	118,397

Operating expenses - energy ($/bbl)	9.85	11.49	9.13	11.04
Operating expenses - non-energy ($/bbl)	19.27	10.89	14.29	9.67
Operating expenses ($/bbl)	29.12	22.38	23.42	20.71

4.9 General & Administrative Expenses

General and administrative (“G&A”) expenses include head office and corporate costs such as salaries and employee benefits, office rent, independent third-party audit and engineering services, and administrative recoveries earned for operating exploration and development activities on behalf of the Company’s working interest partners, among other costs. G&A expenses primarily fluctuates with head office staffing levels and the level of operated exploration and development activity during the period. G&A may also include expenses related to corporate strategic initiatives, if any.

G&A expenses of $2.50/bbl for the three months ended September 30, 2023, were higher than $1.71/bbl for the comparative period in 2022. The increase in G&A was primarily due to higher employee related costs, combined with lower sales volumes in the third quarter of 2023 compared to the same period in 2022.

G&A expenses of $1.67/bbl for the nine months ended September 30, 2023, were higher than $1.42/bbl for the comparative period in 2022. The increase was primarily due to higher employee related costs, combined with lower sales volumes in the nine months ended September 30, 2023 compared to the same period in 2022.

General & Administrative Expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
General and administrative expenses	3,303	2,795	8,135	8,145
- ($/bbl)	2.50	1.71	1.67	1.42

4.10 Stock-based Compensation

On September 20, 2023, with the closing of the De-Spac Transaction, all outstanding performance warrants vested and became exercisable. As a result, the remaining unrecognized fair market value of the performance warrants was immediately recorded as stock-based compensation. The performance warrants expire 10 years after the issuance date.

The Company recorded stock-based compensation of $9.2 million and $9.8 million during the three months and nine months ended September 30, 2023, respectively, compared to nil for both of the respective comparative periods during 2022.

Greenfire Resources Ltd.	2023 Q3 Management’s Discussion and Analysis | 18

Stock-based Compensation

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Stock-based compensation	9,157	-	9,808	-
- ($/bbl)	6.94	-	2.02	-

4.11 Interest and Finance Expenses

Interest and finance expenses includes coupon interest, amortization of debt issue costs and debt underwriter fees, issuer discount, redemption premiums on long term debt, interest on revolving credit facility, letter of credit facilities and other interest charges. Coupon interest and required redemption premiums related to long term debt are accrued and paid according to the indenture that governs the New Notes.

In the three months and nine months ended September 30, 2023, total interest and finance expenses were $73.1 million and $93.8 million, respectively, compared to $10.1 million and $47.3 million in the comparative periods in 2022. The total interest and finance expense of $73.1 million during the three months ended September 30, 2023 was comprised of $42.1 million, mainly from unamortized debt related costs, $19.2 million from the early debt redemption premium (the “Debt Redemption Premium”) on the redemption of the 2025 Notes, plus $11.8 million of other related interest expense during the period.

Refer to section 5 Capital Resources and Liquidity in this MD&A for more details of Greenfire’s long-term debt, revolving credit facility and letter of credit facilities.

Interest and Finance Expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2023	2022	2023	2022
Accretion on long-term debt	$72,666	$9,532	$92,379	$45,169
Other interest	235	354	795	1,564
Accretion of decommissioning obligations	229	195	670	543
Total interest and finance expenses	$73,130	$10,081	$93,844	$47,275

4.12 Depletion and Depreciation

The Company depletes crude oil properties on a unit-of-production basis over estimated total recoverable proved plus probable (2P) reserves. The depletion base consists of the historical net book value of capitalized costs, plus the estimated future costs required to develop the Company’s estimated recoverable proved plus probable reserves. The depletion base excludes exploration and the cost of assets that are not yet available for use.

The unit-of-production rate accounts for expenditures incurred to date, together with estimated future development expenditures required to develop those proved reserves. This rate, calculated at a facility level, is then applied to sales volume to determine depletion each period. The Company believes that this method of calculating depletion charges each barrel of crude oil equivalent sold with its proportionate share of the cost of capital invested over the total estimated life of the related asset as represented by 2P reserves.

Greenfire Resources Ltd.	2023 Q3 Management’s Discussion and Analysis | 19

The Company’s depletion and depreciation expense for the three months and nine months ended September 30, 2023 were $10.41/bbl and $10.65/bbl, respectively, which was higher than the comparative periods in 2022 of $8.98/bbl and $8.80/bbl, respectively. The higher per barrel depletion and depreciation expense in 2023, was primarily due to an increase in estimated future development costs as represented by 2P reserves in the Company’s most recent reserve report, relative to the prior reserve report.

Depletion and Depreciation Expense

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Depletion and depreciation expense	13,746	14,651	51,781	50,325
- ($/bbl)	10.41	8.98	10.65	8.80

4.13 Exploration Expenses

The Company’s exploration expenses primarily consist of escalating mineral lease rentals on the undeveloped lands.

In the three months ended September 30, 2023, exploration expenses were $0.5 million, compared to $0.8 million for the comparative period in 2022.

In the nine months ended September 30, 2023, exploration expenses were $3.3 million, compared to $1.5 million for the comparative period in 2022. The increase in 2023 was mainly due to a one-time regulatory expense due to required changes as a result of the December 2020 implementation of the Oil Sands Tenure Regulation(1).

Exploration Expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Exploration expenses	516	797	3,335	1,478

4.14 Other (Income) and Expense

In the three months ended September 30, 2023, other (income) and expense was income of $0.9 million, compared to income of $0.2 million for the comparative period in 2022, mainly due to an increase to interest earnings from savings account and short-term investments.

In the nine months ended September 30, 2023, other (income) and expense was income of $1.6 million, compared to an expense of $1.2 million for the comparative period in 2022. The difference was mainly due to income of $1.7 million in interest earnings from savings accounts and short-term investments during the nine months ended September 30, 2023, compared to an expense of $1.3 million, related to the JACOS acquisition during the same period in 2022, amongst other items.

(1)	This regulation, made under the Mines and Minerals Act, is the primary regulation that deals with tenure of oil sands agreements in Alberta. The regulation provides for the issuance and continuation of primary oil sands leases, and the payment of escalating rental when a continued lease does not meet a minimum level of production.

Greenfire Resources Ltd.	2023 Q3 Management’s Discussion and Analysis | 20

Other (Income) and Expense

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Other (income) and expenses	(926)	(224)	(1,592)	1,161

4.15 Foreign Exchange Loss (Gain)

The Company’s foreign exchange loss (gain) is driven by fluctuations in the US dollar to Canadian dollar exchange rate, as it relates to its long-term debt that is denominated in US dollars and is primarily related to the note principal and interest components of the Company’s US dollar denominated debt.

In the three months ended September 30, 2023, foreign exchange loss (gain) was a loss of $5.9 million, compared to a loss of $21.9 million for the comparative period in 2022. The foreign exchange loss during the third quarter of 2023 was mainly due to the Canadian dollar weakening relative to the US dollar.

In the nine months ended September 30, 2023, foreign exchange loss (gain) was a gain of $0.7 million, compared to a loss of $29.0 million for the comparative period in 2022. The foreign exchange gain during the nine months ended September 30, 2023 was mainly due to the Canadian dollar strengthening relative to the US dollar.

Foreign Exchange Loss (Gain)

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Realized foreign exchange loss (gain)	19,914	4	19,914	1,513
Unrealized foreign exchange loss (gain)	(14,037)	21,905	(20,564)	27,472
Foreign exchange loss (gain)	5,877	21,909	(650)	28,985

4.16 Transaction Costs

On September 20, 2023, the Company completed the De-Spac Transaction with MBSC. For the three and nine months ended September 30, 2023 the Company expensed $4.1 million and $8.3 million, respectively, in transaction costs. Refer to the “De-Spac Transaction” subsection in this MD&A for more information.

Transaction Costs

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Transaction costs	4,083	-	8,324	-
- ($/bbl)	3.09	-	1.71	-

Greenfire Resources Ltd.	2023 Q3 Management’s Discussion and Analysis | 21

4.17 Gain on Revaluation of Warrants

On September 20, 2023, and in connection with the De-Spac Transaction the Company issued 5,000,000 Greenfire Warrants to former GRI common shareholders, bond warrant holders and holders of performance warrants and issued 2,526,667 Greenfire Warrants to holders of MBSC’s private placement warrants. The 7,526,667 outstanding Greenfire Warrants expire 5 years after issuance and entitle the holder of each warrant to purchase one common share of Greenfire at a price of US$11.50. Greenfire can, at its option, require the holder of the warrants to exercise on a cashless basis. The warrants are to be treated as a derivative financial liability in accordance with IFRS 9 and were measured at fair value in accordance with IFRS 13.  The New Greenfire Warrants will be reassessed at the end of each reporting period with subsequent changes in fair value being recognized through the statement of comprehensive income (loss).

In the three and nine months ended September 30, 2023, the Company incurred a $32.3 million gain on warrant revaluation, compared to nil for the comparative periods in 2022. The gain relates to a decrease of the warrant liability due to a reduction to the closing share price from the close of the De-Spac Transaction to September 30, 2023.

Gain on Revaluation of Warrants

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Gain on revaluation of warrants	(32,277)	-	(32,277)	-

4.18 Net Income (Loss) and Comprehensive Income (Loss) and Adjusted EBITDA(1)

During the three months ended September 30, 2023, the Company recorded net loss of $138.7. million, compared to net income of $111.6 million, during the same period in 2022. The $250.3 million reduction to net income (loss) and comprehensive income (loss) in 2023 was primarily due to one-time costs related to the $110.7 million of listing expense related to the De-Spac Transaction and the $63.0 million increase in refinancing costs related to the redemption of the 2025 Notes. Additionally, the decrease was also due to $44.0 million in lower oil sales, net of royalties and $7.6 million in risk management contract losses in the current quarter compared to $81.7 million in risk management contract gains in the prior year period, amongst other items.

During the nine months ended September 30, 2023, the Company recorded net loss of $131.0 million, compared to net income of $62.7 million, respectively, during the comparative period in 2022. The $193.7 million reduction to net income (loss) and comprehensive income (loss) in 2023 was primarily due to one-time costs related to the $110.7 million of listing expense related to the De-Spac Transaction and the $63.0 million increase in refinancing costs related to the redemption of the 2025 Notes. Additionally, the decrease was also due to $279.0 million in lower oil sales, net of royalties, partially offset by $1.6 million in risk management contract gains in the current year, compared to $123.7 million in risk management contract losses, as well as $54.1 million in higher diluent expense in the prior year, amongst other items.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

Greenfire Resources Ltd.	2023 Q3 Management’s Discussion and Analysis | 22

Net income (loss) and comprehensive income (loss) is an IFRS measure, which is the most directly comparable GAAP measure to adjusted EBITDA(1), which is a non-GAAP measure and which excludes the transaction and financing cost impacts of the De-Spac Transaction and bond refinancing. Adjusted EBITDA indicates the Company’s ability to generate funds from its asset base on a continuing basis, for future development of its capital program and settlement of financial obligations.

During the three months ended September 30, 2023, Greenfire recorded adjusted EBITDA(1) of $46.4 million, compared to $38.7 million during the same period in 2022. The increase in adjusted EBITDA(1) during the third quarter of 2023, relative to the same period in 2022, was primarily due to the Company recognizing $37.6 million of realized risk management contract losses in 2022, compared to nil during the same period in 2023, in addition to higher diluent expense which more than offset the lower oil sales volumes during the third quarter of 2023.

During the nine months ended September 30, 2023, Greenfire recorded adjusted EBITDA(1) of $93.9 million, compared to $185.5 million during the same period in 2022. The decrease in adjusted EBITDA(1) during the nine months ended September 30, 2023, relative to the same period in 2022, was primarily the result of lower oil sales and lower WCS benchmark oil prices. The decrease in Adjusted EBITDA(1) was partially offset by the Company recognizing $128.7 million of realized risk management contract losses in 2022, compared to $7.0 million in losses during the same period in 2023.

The following table is a reconciliation of net income (loss) net income (loss) and comprehensive income (loss) to adjusted EBITDA(1):

Net Income (Loss) and Comprehensive Income (Loss) and Adjusted EBITDA(1)

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2023	2022	2023	2022
Net income (loss) and comprehensive income (loss)	(138,689)	111,594	(131,014)	62,708
Add (deduct):
Income tax recovery	(5,976)	-	(6,494)	-
Unrealized (gain) loss risk management contracts	7,605	(119,360)	(8,552)	(4,949)
Stock based compensation	9,157	-	9,808	-
Financing and interest	73,130	10,081	93,844	47,275
Depletion and depreciation	13,746	14,651	51,781	50,325
Transaction costs	4,083	-	8,324	-
Listing expense	110,704	-	110,704	-
Gain on revaluation of warrants	(32,277)	-	(32,277)	-
Foreign exchange loss (gain)	5,877	21,909	(650)	28,985
Other (income) and expenses	(926)	(224)	(1,592)	1,161
Adjusted EBITDA(1)	46,434	38,651	93,882	185,505

Net income (loss) and comprehensive income (loss) ($/bbl)	(105.07)	68.42	(26.94)	10.97
Add (deduct):
Income tax recovery (expense) ($/bbl)	(4.53)	-	(1.34)	-
Unrealized (gain) loss risk management contracts ($/bbl)	5.76	(73.19)	(1.76)	(0.87)
Stock based compensation ($/bbl)	6.94	-	2.02	-
Financing and interest ($/bbl)	55.40	6.18	19.30	8.27
Depletion and depreciation ($/bbl)	10.41	8.98	10.65	8.80
Transaction costs ($/bbl)	3.09	-	1.71	-
Listing expense ($/bbl)	83.87	-	22.77	-
Gain on revaluation of warrants ($/bbl)	(24.45)	-	(6.64)	-
Foreign exchange loss (gain) ($/bbl)	4.45	13.43	(0.13)	5.07
Other (income) and expenses ($/bbl)	(0.70)	(0.14)	(0.33)	0.20
Adjusted EBITDA(1) ($/bbl)	35.17	23.68	19.31	32.44

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

Greenfire Resources Ltd.	2023 Q3 Management’s Discussion and Analysis | 23

5 CAPITAL RESOURCES AND LIQUIDITY

The Company’s capital management objective is to maintain financial flexibility and sufficient liquidity to execute on planned capital programs, while meeting short and long-term commitments, including servicing and repaying long term debt. The Company strives to actively manage its capital structure in response to changes in economic conditions and further deleverage its balance sheet.

At September 30, 2023, the Company’s capital structure primarily comprised of cash and cash equivalents, restricted cash, long-term debt and shareholders’ equity.

Management believes its current capital resources and its ability to manage cash flow and working capital levels will allow the Company to meet its current and future obligations, to make scheduled interest and principal payments, and to fund the other needs of the business.

5.1 Long Term Debt

On August 12, 2021, GRI issued US$312.5 million of 2025 Notes. The 2025 Notes were senior secured notes that had an original issue discount of 3.5%, bore interest at the fixed rate of 12.00% per annum, payable semi-annually, and had a maturity date of August 15, 2025.

On September 20, 2023 in conjunction with the closing of the De-Spac Transaction and the issuance of New Notes as described below, GRI redeemed the outstanding balance of $294.6 million (US$217.9 million) on the 2025 Notes at a redemption premium of 106.5%, plus accrued interest of $3.4 million. The total Debt Redemption Premium paid as a result of the early redemption was $19.2 million (US$14.2 million) plus accrued interest of $3.4 million (US$2.5 million). Unamortized debt costs of $42.1 million were also expensed in conjunction with the extinguishment of the debt.

On September 20, 2023, the Company issued US$300.0 million of New Notes. The New Notes are senior secured notes that bear interest at the fixed rate of 12.00% per annum, payable semi-annually on April 1 and October 1 of each year, commencing on April 1, 2024 and mature on October 1, 2028. The New Notes are secured by a lien on substantially all the assets of the Company and its wholly owned subsidiaries, junior in priority to the Senior Credit Facility. Subject to certain exceptions and qualifications, the indenture governing the New Notes contains certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, pay dividends, redeem stock, make certain restricted payments, and dispose of and transfer assets. The indenture governing the New Notes has a minimum hedging requirement of 50% of the forward 12 calendar month PDP forecasted production as prepared in accordance with the Canadian standards under National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities until principal debt under the New Notes is less than US$100.0 million and limits capital expenditures to US$100.0 million annually until the principal outstanding is less than US$150.0 million.

Under the indenture governing the New Notes, the Company is required to redeem the New Notes at 105% of the principal amount plus accrued and unpaid interest with 75% of Excess Cash Flow (as defined in the New Notes Indenture) in six-month periods, with the first period beginning on June 30, 2024. If Consolidated Indebtedness is less than US$150.0 million, the required redemption is reduced to 25% of Excess Cash Flow to be paid in every six-month period until the principal owing on the New Notes is less than $100.0 million.

As at September 30, 2023, the face value of the Company’s long-term debt was $405.6 million(1) and the fair value was $401.5 million (December 31, 2022 carrying value – $254.4 million, fair value – $315.7 million).

The Company is exposed to foreign exchange rate fluctuations on the principal value and interest payments in respect of its New Notes. As of September 30, 2023, a 10% change to the value of the Canadian dollar relative to the US dollar would result in a foreign exchange gain (loss) of approximately $40.6 million (December 31, 2022 - $29.3 million).

5.2 Senior Credit Facility

On September 20, 2023, Greenfire also entered into a reserve-based credit facility (the “Senior Credit Facility”) comprised of an operating facility and a syndicated facility. Total credit available under the Senior Credit Facility is $50.0 million, comprising of a $20.0 million operating facility and a $30.0 million syndicated facility.

The Senior Credit Facility is a committed facility available on a revolving basis until September 20, 2024, at which point in time it may be extended at the lender’s option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and any amounts outstanding would be repayable at the end of the non-revolving term, being September 20, 2025. The Senior Credit Facility is subject to a semi-annual borrowing base review, occurring in May and November of each year, with the first review scheduled in May 2024. The borrowing base is determined based on the lender’s evaluation of the Company’s petroleum and natural gas reserves and their commodity price outlook at the time of each renewal.

The Senior Credit Facility is secured by a first priority security interest on substantially all the assets of the Corporation and is senior in priority to the New Notes. The Senior Credit Facility contains certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, make certain restricted payments, and dispose of or transfer assets.

(1)	The U.S. dollar denominated debt was translated into Canadian dollars as at period end exchange rates.

Greenfire Resources Ltd.	2023 Q3 Management’s Discussion and Analysis | 24

Amounts borrowed under the Senior Credit Facility bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, secured overnight financing rate or bankers’ acceptance rate, plus a margin of 2.75% to 6.25% based on Debt to EBITDA ratio. A standby fee on the undrawn portion of the Senior Credit Facility ranges from 0.6875% to 1.5625% based on Debt to EBITDA ratio. As at September 30, 2023, the Company had no amounts drawn and $7.6 million of letters of credit outstanding under the Senior Credit Facility and the Company was in compliance with all covenants.

Subsequent to September 30, 2023, Greenfire entered into an unsecured $55.0 million letter of credit facility with a Canadian bank that is supported by a performance security guarantee from Export Development Canada (“EDC Facility”).

5.3 Restricted Cash and Letter of Credit Facilities

As at September 30, 2023, the Company had a $46.8 million credit facility with the Petroleum Marketer (“Credit Facility”) that was used to issue $46.8 million in letters of credit related to the Company’s long-term pipeline transportation agreements. Under the terms of the Credit Facility, over a period of 24 months and beginning in October 2021, the Company is required to contribute cash to a cash-collateral account (“Reserve Account”) until the balance of the Reserve Account is equal to 105% of the aggregate face value of the Credit Facility. As at September 30, 2023, the Company had contributed $43.3 million in cash to the Reserve Account.

Subsequent to September 30, 2023, the EDC facility will replace the cash collateralized Credit Facility resulting in the release of the $43.3 million of restricted cash.

5.4 Working Capital (Deficit) and Adjusted Working Capital(1)

Working capital (deficit) is a GAAP measure that is the most directly comparable measure to adjusted working capital(1). Adjusted working capital(1) is comprised of current assets less current liabilities on the Company’s balance sheet, and excludes the current portion of long-term debt and current portion of risk management contracts. Adjusted working capital(2) is included within the non-GAAP measures because it is a less volatile measure of current assets and current liabilities, after isolating for current portion of long-term debt and current portion of risk management contracts. A surplus of adjusted working capital(1) will result in a future net cash inflow to the business. Available funding allows management and other users to evaluate the Company’s short-term liquidity, and its capital resources available at a point in time.

As at September 30, 2023, working capital increased to a deficit of $1.0 million from a working capital deficit of $13.4 million as at December 31, 2022, a difference of $14.4 million, primarily due to an increase in cash and cash equivalents from the proceeds from the issuance of the New Notes, partially offset by the recognition of the fair value of the warrants issued to former GRI common shareholders, bond warrant holders and employees.

As at September 30, 2023, adjusted working capital increased to $87.1 million from $76.9 million as at December 31, 2022, a difference of $10.2 million, primarily due to an increase in cash balances from the proceeds from the issuance of the New Notes, partially offset by the recognition of the fair value of the Greenfire warrants issued to former GRI common shareholders, bond warrant holders and performance warrants holders.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

Greenfire Resources Ltd.	2023 Q3 Management’s Discussion and Analysis | 25

Refer to section 5.1 Long Term Debt in this MD&A for more details of the Company’s long-term debt.

Reconciliation of Working Capital (Deficit) to Adjusted Working Capital(1)

	Three months ended	Year ended
	September 30,	December 31,
($ thousands)	2023	2022
Current assets	166,917	123,527
Current liabilities	(167,959)	(136,921)
Working capital (deficit)	(1,043)	(13,394)
Current portion of risk management contracts	18,452	27,004
Current portion of long-term debt	69,652	63,250
Adjusted working capital(1)	87,061	76,860

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

5.5 Share Capital and Warrant Liability

Share Capital and Warrant Liability

The Company is authorized to issue an unlimited number of common shares. As of September 30, 2023 and the date of this MD&A, the Company has 68,642,515 common shares outstanding. In addition, the Company has 7,526,667 Greenfire warrants and 3,617,016 performance warrants issued and outstanding.

5.6 Cash Flow Summary

Cash Flow – Operating Activities

During the three months ended September 30, 2023, cash provided by operating activities was $41.9 million compared to $49.2 million in the same period in 2022. The reduction was primarily due to lower oil sales volumes, partially offset by $37.6 million of realized risk management contract losses in 2022, compared to nil during the same period in 2023, as well as lower diluent expense during the third quarter of 2023.

During the nine months ended September 30, 2023, cash provided by operating activities was $61.0 million compared to $147.4 million in the same period in 2022. The reduction was primarily due lower WCS benchmark oil prices and lower production, partially offset by $128.7 million of realized risk management contract losses in 2022, compared to $7.0 million in losses during the same period in 2023.

Based on current and forecasted production levels, operating expenses, property, plant and equipment expenditures, existing commodity price risk management contracts and current outlook for commodity prices, the Company expects cash from operating activities will be sufficient to cover its operational commitments and financial obligations under its New Notes and letters of credit in the next 12 months.

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Cash Flow – Financing Activities

During the three months ended September 30, 2023, cash provided by financing activities was nil as the issuance of the New Notes offset the redemption of the 2025 Notes and the De-Spac Transaction compared to nil in the same period in 2022.

During the nine months ended September 30, 2023, cash provided by financing activities was nil as the issuance of the New Notes offset the redemption of the 2025 Notes and the De-Spac Transaction, compared to cash used in financing activities of $60.7 million in the same period in 2022, mainly from a debt principal repayment on the 2025 Notes.

Cash Flow – Investing Activities

During the three months ended September 30, 2023, cash used in investing activities was $13.3 million compared to cash used in investing activities of $23.4 million in the same period in 2022. The difference was primarily due to the Company transferring $7.6 million in outstanding letters of credit from restricted cash to cash and cash equivalents as part of the Senior Credit Facility, during the third quarter of 2023. Additionally, the decrease to cash used in investing activities during the third quarter of 2023 was also due to lower property, plant, and equipment expenditures.

During the nine months ended September 30, 2023, cash used in investing activities was $30.9 million compared to cash used in investing activities of $46.4 million in the same period in 2022. The difference was primarily due to lower property, plant, and equipment expenditures, as well as the Company transferring $7.6 million in outstanding letters of credit from restricted cash to cash and cash equivalents as part of the Senior Credit Facility, during the nine months ended September 30, 2023.

Cash Flow Summary

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Cash provided by (used in):
Operating activities	41,873	49,161	61,017	147,381
Financing activities	65	(0)	53	(60,691)
Investing activities	(13,299)	(23,351)	(30,885)	(46,428)
Exchange rate impact on cash and cash equivalents held in foreign currency	455	637	428	(1,309)
Change in cash and cash equivalents	29,094	26,447	30,613	38,953

5.7 Property, Plant and Equipment Expenditures

Total property, plant and equipment expenditures for the three months ended September 30, 2023 was $9.6 million (2022 - $14.3 million), consisting primarily of $6.9 million spent on the five Refill Wells drilling program at the Expansion Asset and $2.7 million for various facility projects at the Demo Asset and the Expansion Asset facilities.

Total property, plant and equipment expenditures for the nine months ended September 30, 2023 was $14.0 million (2022 - $27.2 million), consisting primarily of $7.9 million spent on the five Refill Wells drilling program at the Expansion Asset and $6.1 million for various facility projects at the Demo Asset and Expansion Asset facilities.

Greenfire Resources Ltd.	2023 Q3 Management’s Discussion and Analysis | 27

Property, Plant and Equipment Expenditures

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2023	2022	2023	2022
Total property, plant and equipment expenditures	9,587	14,325	14,015	27,229
- $/bbl	7.26	8.78	2.88	4.76

5.8 Cash Provided by Operating Activities and Adjusted Funds Flow(1)

During the three and nine months ended September 30, 2023, the Company had cash provided by operating activities of $41.9 million and $61.0 million, respectively, compared to cash provided by operating activities of $49.2 million and $147.4 million, during the comparative periods in 2022. Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow(1), which is a non-GAAP measure. Adjusted Funds Flow are cash provided by operating activities adjusted for other items that are not considered part of the long-term operating performance of the business. Management considers these measures to be key, as they demonstrate the Company’s ability to generate the necessary funds to maintain production and fund future growth Adjusted funds flow as presented should not be considered an alternative to, or more meaningful than, cash flow from operating activities, net profits or other measures of financial performance calculated in accordance with IFRS.

During the three months ended September 30, 2023, Greenfire recorded adjusted funds flow(1) of $26.6 million compared to $15.2 million, during the same period in 2022. The increase in adjusted funds flow(1) during the third quarter of 2023 was primarily the result of the Company recognizing $37.6 million of realized risk management contract losses in 2022, compared to nil during the same period in 2023, in addition to higher diluent expense in 2022, which more than offset the lower oil sales volumes during the third quarter of 2023.

During the nine months ended September 30, 2023, Greenfire recorded adjusted funds flow(1) of $48.7 million compared to $119.6 million, during the same period in 2022. The decrease in adjusted funds flow(1) during the nine months ended September 30, 2023, was primarily the result of lower oil sales and WCS benchmark oil prices, which was partially offset by the Company recognizing $128.7 million of realized risk management contract losses in 2022, compared to $7.0 million in losses during the same period in 2023.

Reconciliation of Cash Provided by Operating Activities to Adjusted Funds Flow(1)

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2023	2022	2023	2022
Cash provided by (used in) operating activities	41,873	49,161	61,017	147,381
Transaction Costs	4,083	-	8,324	-
Changes in non-cash working capital	(9,783)	(19,608)	(6,653)	(544)
Property, plant and equipment expenditures	(9,587)	(14,325)	(14,015)	(27,229)
Adjusted funds flow(1)	26,587	15,228	48,674	119,608

Cash provided by (used in) operating activities ($/bbl)	31.72	30.14	12.55	25.78
Transaction Costs ($/bbl)	3.09	-	1.71	-
Changes in non-cash working capital ($/bbl)	(7.41)	(12.02)	(1.37)	(0.10)
Property, plant and equipment expenditures ($/bbl)	(7.26)	(8.78)	(2.88)	(4.76)
Adjusted funds flow(1) ($/bbl)	20.14	9.34	10.01	20.92

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

Greenfire Resources Ltd.	2023 Q3 Management’s Discussion and Analysis | 28

6 NON-GAAP MEASURES

In this MD&A, we refer to certain specified financial measures such as adjusted EBITDA, adjusted EBITDA per barrel ($/bbl), adjusted funds flow and adjusted funds flow per barrel ($/bbl) which do not have any standardized meaning prescribed by IFRS. While these measures are commonly used in the oil and natural gas industry, the Company’s determination of these measures may not be comparable with calculations of similar measures presented by other reporting issuers. This MD&A also contains the terms “adjusted working capital” and “net debt” which are non-GAAP measures. We believe that the inclusion of these specified financial measures provides useful information to financial statement users when evaluating the financial results of Greenfire however they should not be considered an alternative to, or more meaningful than, cash flow from operating activities, net profits or other measures of financial performance calculated in accordance with IFRS.

Non-GAAP Financial Measures

Adjusted EBITDA

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA, which is a non-GAAP measure. Adjusted EBITDA is calculated as net income (loss) before interest and financing expenses, income taxes, depletion, depreciation and amortization, and is adjusted for certain non-cash items, or other items that are not considered part of normal business operations. Adjusted EBITDA is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. This measure is not intended to represent net income (loss) and comprehensive income (loss) in accordance with IFRS. For a reconciliation of net income (loss) and comprehensive income (loss) to adjusted EBITDA see Section 4.19 of this MD&A entitled “Net Income (Loss) and Comprehensive Income (Loss) and Adjusted EBITDA”.

Adjusted Funds Flow

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow, which is a non-GAAP measure. Management uses adjusted funds flow as an indicator of the efficiency and liquidity of Greenfire’s business, measuring its funds after capital investment that is available to manage debt levels and return capital to stakeholders. This measure is not intended to represent cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. We compute adjusted funds flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less property, plant and equipment expenditures. For a reconciliation of cash provided by operating activities to adjusted funds flow see Section 5.8 of this MD&A entitled “Cash Provided by Operating Activities and Adjusted Funds Flow”.

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Non-GAAP Financial Ratios

Adjusted EBITDA ($/bbl)

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA ($/bbl), which is a non-GAAP measure. Adjusted EBITDA ($/bbl) is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. This measure is not intended to represent net income (loss) and comprehensive income (loss) in accordance with IFRS. Adjusted EBITDA ($/bbl) is calculated by dividing adjusted EBITDA by the Company’s total sales volume in a specified period.

Adjusted Funds Flow ($/bbl)

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow ($/bbl), which is a non-GAAP measure. Management uses adjusted funds flow ($/bbl) as an indicator of the efficiency and liquidity of Greenfire’s business, measuring its funds after capital investment that is available to manage debt levels and return capital to stakeholders. This measure is not intended to represent cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. Adjusted funds flow ($/bbl) is calculated by dividing adjusted funds flow by the Company’s total oil sales volume in a specified period.

Capital Management Measures

Adjusted Working Capital

Working capital (deficit) is a GAAP measure that is the most directly comparable measure to adjusted working capital. These measures are not intended to represent current assets, net earnings or other measures of financial performance calculated in accordance with IFRS. Adjusted working capital is comprised of current assets less current liabilities on the Company’s balance sheet, and excludes the current portion of risk management contracts and current portion of long-term debt, the latter of which is subject to estimates in future commodity prices, production levels and expenses, among other factors. Adjusted working capital is included within the non-GAAP measures because it is a less volatile measure of current assets and current liabilities, after isolating for current portion of long-term debt and current portion of risk management contracts, a surplus of adjusted working capital will result in a future net cash inflow to the business that can be used by management to evaluate the Company’s short-term liquidity and its capital resources available at a point in time. A deficiency of adjusted working capital will result in a future net cash outflow, which may result in the Company not being able to settle short-term liabilities more than current assets.

Net debt

Long-term debt is a GAAP measure that is the most directly comparable financial statement measure to net debt. These measures are not intended to represent long-term debt calculated in accordance with IFRS. Net debt is comprised of long-term debt, adjusted for current assets and current liabilities on the Company’s balance sheet, and excludes the current portion of risk management contracts. Management uses net debt to monitor the Company’s current financial position and to evaluate existing sources of liquidity. Net debt is used to estimate future liquidity and whether additional sources of capital are required to fund planned operations.

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Reconciliation of Long-Term Debt to Net Debt

	Three months ended	Year ended
	September 30,	December 31,
($ thousands)	2023	2022
Long-term debt	(313,190)	(191,158)
Current assets	166,917	123,527
Current liabilities	(167,959)	(136,921)
Current portion of risk management contracts	18,452	27,004
Net debt	(295,780)	(177,548)

Summary of Quarterly Results

($ thousands, unless	2023			2022			2021 (3)
otherwise noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
BUSINESS ENVIRONMENT(1)
WTI (US$/bbl)	82.26	73.78	76.13	82.65	91.55	108.41	94.29	77.19	70.56
WTI (CAD$/bbl)	110.31	99.09	102.93	112.21	119.54	138.39	119.38	97.25	88.91
WCS (CAD$/bbl)	93.00	78.75	69.29	77.05	93.48	122.04	100.96	78.67	71.77
AECO (CAD$/GJ)	2.46	2.32	3.05	4.85	3.95	6.86	4.49	4.41	3.41
FX (USD:CAD)(2)	1.341	1.343	1.352	1.358	1.306	1.277	1.266	1.26	1.26
Operational – Expansion
Bitumen production (bbls/d)	11,052	13,939	16,302	15,710	14,926	17,910	18,714	19,155	2,076
Operational – Demo
Bitumen production (bbls/d)	3,618	4,097	4,284	3,869	2,922	3,830	4,196	3,909	3,286
Operational – Consolidated
Bitumen production (bbls/d)	14,670	18,036	20,586	19,579	17,848	21,740	22,909	23,064	5,362
OPERATING RESULTS
Oil sales	160,967	173,605	179,668	180,741	209,550	315,794	292,764	215,985	37,943
Net income (loss)	(138,689)	24,223	(16,678)	87,995	111,594	45,473	(102,426)	(10,315)	564,696
Cash flow provided by operating activities	41,873	23,640	(4,495)	17,322	49,164	67,553	30,688	41,129	27,546
Property, plant and equipment expenditures	9,587	1,911	2,518	12,361	14,325	7,706	5,200	2,399	1,509
FINANCIAL POSITION
Cash and cash equivalents	65,976	36,882	22,403	35,363	99,822	73,375	83,774	60,869	32,019
Restricted cash	43,779	47,363	39,363	35,313	27,413	22,017	13,917	8,700	560
Total assets	1,198,889	1,153,021	1,147,984	1,174,258	1,158,367	1,174,634	1,182,168	1,129,080	1,107,261
Total debt	382,842	246,805	259,555	254,408	320,607	289,604	329,689	325,569	369,647
Shareholders’ equity	699,657	846,098	821,418	837,771	748,593	647,937	602,464	704,890	671,714

(1)	These benchmark prices are not the Company’s realized sales prices and represent approximate values.

(2)	Annual or quarterly average exchange rates as per the Bank of Canada.

(3)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021.

Greenfire Resources Ltd.	2023 Q3 Management’s Discussion and Analysis | 31

7 COMMITMENTS AND CONTINGENCIES

The Company has unrecognized commitments related to pipeline transportation services, and credit facility commitments associated with its pipeline transportation commitments. Subsequent to September 30, 2023, the Credit Facility has been extinguished and replaced by the EDC Facility. Future minimum amounts payable under these commitments are as follows:

Commitments

(thousands)	2023	2024	2025	2026	2027	Beyond 2027	Total
Credit facility	1,597	-	-	-	-	-	1,597
Transportation	8,103	31,880	30,561	28,956	29,044	232,368	360,912
Total	9,700	31,880	30,561	28,956	29,044	232,368	362,509

8 ACCOUNTS RECEIVABLE

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales. The Company manages its credit risk exposure by transacting with high-quality credit worthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on the 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. For the period ended September 30, 2023, the Company had oil sales to a single counterparty and has not previously experienced any material credit losses on the collection of accounts receivable.

At September 30, 2023 credit risk from the Company’s outstanding accounts receivable and joint interest receivable balances was considered low due to a history of collections and the receivables that were held by credit worthy counterparties. There were no overdue balances at September 30, 2023.

Accounts Receivable

	Three months ended	Year ended
	September 30,	December 31,
($ thousands)	2023	2022
Trade receivables	33,165	22,428
Joint interest receivables	8,228	11,880
Accounts receivable	41,393	34,308

9 CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s critical accounting policies and estimates are those estimates having a significant impact on the financial position and operations that require management to make judgements, assumptions and estimates in the application of IFRS. Judgements, assumptions and estimates are based on historical experience and other factors that management believes to be reasonable under current conditions. As events occur and additional information becomes available, these judgements, assumptions and estimates may be subject to change. Detailed disclosure of the significant accounting policies and the significant accounting estimates, assumptions and judgements can be found in the Company’s financial statements for the period ended December 31, 2022.

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10 OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, change in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

11 FORWARD LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws (forward-looking information being collectively hereinafter referred to as “forward-looking statements”). Such forward-looking statements are based on expectations, estimates and projections as at the date of this MD&A. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends”, or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements and information concerning: the intentions, plans and future actions of the Company; Greenfire’s belief that there are a range of attractive investment opportunities in the oil and gas sector in Canada; that the additional production from the five Refill Wells completed in November will continue to ramp up and meet expectations; the expectation that NCG injection compressor at the Expansion Asset will be fully commissioned by the end of November 2023 and the targeted reservoir pressure will be met; the ability to restore or drill a new disposal well at the Demo Asset to address production disruptions; management’s intent to actively manage the Company’s capital structure in response to changes in economic conditions and its intention to further deleverage the Company’s balance sheet; management’s belief that the Company’s current capital resources and its ability to manage cash flow and working capital levels will allow the Company to meet its current and future obligations, to make scheduled interest and principal payments, and to fund the other needs of the business; and statements relating to the business and future activities of the Company after the date of this MD&A.

Forward-looking statements are based on the beliefs of the Company’s management, as well as on assumptions, which management believes to be reasonable based on information available at the time such statements were made. In addition to other assumptions set out herein, the forward-looking statements contained herein are based on the following assumptions: Greenfire’s ability to compete with other companies; the anticipated future financial or operating performance of the Company; the expected results of operations; assumptions as to future drilling results; assumptions as to costs and commodity prices; the timing and amount of funding required to execute the Company’s business plans; assumptions about future capital expenditures; the effect on the Company of any changes to existing or new legislation or policy or government regulation; the length of time required to obtain permits, certifications and approvals; the availability of labor; estimated budgets; assumptions about future interest and currency exchange rates; requirements for additional capital; the timing and possible outcome of regulatory and permitting matters; goals; strategies; future growth; and the adequacy of financial resources. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

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Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual results, performance or achievements to differ from those expressed or implied by the forward-looking statements, including, without limitation, a decline in oil prices or widening of differentials between various crude oil prices; lower than expected reservoir performance, including, but not limited to, lower oil production rates; the inability to recognize continued or increased efficiencies from the Company’s production enhancement program and processing plant enhancements, debottlenecking and brownfield expansions; reduced access to or an increase in the cost of diluent; an increase in the cost of natural gas or electricity; the reliability and maintenance of Greenfire’s facilities; supply chain disruption and risks of increases costs relating to inflation; the safety and reliability of pipelines and trucking services that transport Greenfire’s products; the need to replace significant portions of existing wells, referred to as “workovers”, or the need to drill additional wells; the cost to transport bitumen, diluent and bitumen blend, and the cost to dispose of certain by-products; the availability and cost of insurance and the inability to insure against certain types of losses; severe weather or catastrophic events such as fires, lightning, earthquakes, extreme cold weather, storms or explosions; seasonal weather patterns and the corresponding effects of the spring thaw on equipment on Greenfire’s properties; the availability of pipeline capacity and other transportation and storage facilities for the Company’s bitumen blend; the cost of chemicals used in Greenfire’s operations, including, but not limited to, in connection with water and/or oil treatment facilities; the availability of and access to drilling equipment and key personnel; risks of cybersecurity threats including the possibility of potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of the Company’s information technology systems; Canadian heavy and light oil export capacity constraints and the resulting impact on realized pricing;; the impact of global wars and conflicts on global stability, , commodity prices and the world economy, changes in the political landscape and/or legal, tax, royalty and regulatory regimes in Canada, and elsewhere; the cost of compliance with applicable regulatory regimes, including, but not limited to, environmental regulation and Government of Alberta production curtailments, if any; the ability to attract or access capital as a result of changing investor priorities and trends, including as a result of climate change, environmental, social and governance initiatives, the adoption of decarbonization policies and the general stigmatization of the oil and gas industry; hedging risks; variations in foreign exchange and interest rates; risks related to the Company’s indebtedness; failure to accurately estimate abandonment and reclamation costs; the potential for management estimates and assumptions to be inaccurate; and general economic, market and business conditions in Canada, the United States and globally.

The lists of risk factors set out in this MD&A or in the Company’s other public disclosure documents are not exhaustive of the factors that may affect any forward-looking statements of the Company. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out in this MD&A generally and certain economic and business factors, some of which may be beyond the control of the Company. In addition, the global financial and credit markets have experienced significant debt and equity market and commodity price volatility which could have a particularly significant, detrimental and unpredictable effect on forward-looking statements. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.

For additional information relating to Greenfire’s operational and other risk factors, please refer to the Company’s August 11, 2023 Registration Statement on Form F-1, which along with other relevant documents, is available on a website maintained by the SEC at www.sec.gov.

12 ADDITIONAL INFORMATION

Additional information relating to the Company is available on https://www.greenfireres.com and can also be found on a website maintained by the SEC at www.sec.gov.

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13 CORPORATE INFORMATION

Directors

Julian McIntyre (1)
Jonathan Klesch
Derek Aylesworth (2)(3)
Venkat Siva (3)
Matthew Perkal (3)
Robert Logan	Bankers

(1) Chair of the Board of Directors	Bank of Montreal
(2) Chair of the Audit and Reserves Committee	595-8 Avenue SW
(3) Audit and Reserves Committee	Calgary, Alberta, Canada
T2P 1G1
Officers
Auditor
Robert Logan MPBE, P.Eng
President, and Chief Executive Officer	Deloitte LLP
850 2nd Street SW
Tony Kraljic, CA	Calgary, Alberta, Canada
Chief Financial Officer	T2P 0R8

Kevin Millar C.E.T.	Reserve Engineers
SVP Operations & Steam Chief
McDaniel & Associates Consultants Ltd.
Albert MA P.Eng	2200, 255 – 5th Avenue SW
SVP Engineering	Calgary, Alberta, Canada
T2P 3G6
Crystal Park P.Eng, MBA
SVP Corporate Development

Charles R. Kraus
Corporate Secretary

Head Office

Suite 1900, 205 – 5th Avenue SW,
Calgary, Alberta, Canada
T2P 2V7
www.greenfireres.com
NYSE: GFR

Solicitors

Burnet, Duckworth, & Palmer LLP
2400, 525 – 8th Avenue SW
Calgary, Alberta, Canada
T2P 1G1

Carter Ledyard & Milburn LLP
41st Floor
28 Liberty Street
New York, New York 10005

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